# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CNFinance Holdings Ltd., CIK 0001733868
CUSIP: 18979T105
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 22/F South Finance CTR, No. 6 Wuheng Road, Guangzhou City, China (F4), 00000
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001125725

## Reporting persons
- Gagnon Securities LLC: type of reporting person: broker-dealer (BD), investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 65,344,200; sole dispositive power 0; shared dispositive power 65,648,200; aggregate amount beneficially owned 65,648,200 (4.8% of the class)
  Comment: These Ordinary Shares are held in the form of American Depositary Shares ("ADS"), evidenced by American Depositary Receipts, of the Issuer, which are quoted on the New York Stock Exchange under the symbol "CNF." Each ADS represents two hundred (200) Ordinary Shares. CUSIP number 18979T105 has been assigned to the ADS
- Gagnon Advisors, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 16,071,800; sole dispositive power 0; shared dispositive power 16,071,800; aggregate amount beneficially owned 16,071,800 (1.2% of the class)
  Comment: These Ordinary Shares are held in the form of American Depositary Shares ("ADS"), evidenced by American Depositary Receipts, of the Issuer, which are quoted on the New York Stock Exchange under the symbol "CNF." Each ADS represents two hundred (200) Ordinary Shares. CUSIP number 18979T105 has been assigned to the ADS.
- Neil Gagnon: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 8,408,800; shared voting power 84,357,000; sole dispositive power 8,408,800; shared dispositive power 84,892,200; aggregate amount beneficially owned 93,301,000 (6.8% of the class)
  Comment: These Ordinary Shares are held in the form of American Depositary Shares ("ADS"), evidenced by American Depositary Receipts, of the Issuer, which are quoted on the New York Stock Exchange under the symbol "CNF." Each ADS represents two hundred (200) Ordinary Shares. CUSIP number 18979T105 has been assigned to the ADS.

## Item 1. Issuer
Name of issuer: CNFinance Holdings Ltd.
Address of issuer's principal executive offices: 22/F South Finance CTR, No. 6 Wuheng Road, Tianhe District, Guangzhou City, China 00000

## Item 2. Person Filing
Name of person filing:
Neil Gagnon has sole voting and dispositive power over 8,408,800 shares of the Issuer's Ordinary Shares (the "Ordinary Shares"). In addition, Mr. Gagnon has shared voting power over 84,357,000 shares of Ordinary Shares and shared dispositive power over 84,892,200 shares of Ordinary Shares.

Mr. Gagnon is the Chief Executive Officer and principal owner of Gagnon Securities LLC ("GS"), an investment adviser registered with the U.S. Securities and Exchange Commission ("SEC") under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and a registered broker-dealer, in its role as investment manager to several customer accounts, foundations, partnerships and trusts (collectively, the "Accounts") to which it furnishes investment advice. GS and Mr. Gagnon may be deemed to share voting power with respect to 65,344,200 shares of Ordinary Shares held in the Accounts and dispositive power with respect to 65,648,200 shares of Ordinary Shares held in the Accounts. GS and Mr. Gagnon expressly disclaim beneficial ownership of all securities held in the Accounts.

Mr. Gagnon is also the managing member of Gagnon Advisors, LLC ("Gagnon Advisors"), an investment adviser registered with the SEC under the Advisers Act. Mr. Gagnon and Gagnon Advisors, in its role as investment manager to Gagnon Investment Associates, LLC ("GIA"), a private investment fund, may be deemed to share voting and dispositive power with respect to the 16,071,800 shares of Ordinary Shares held by GIA. Gagnon Advisors and Mr. Gagnon expressly disclaim beneficial ownership of all securities held by GIA.
Address of principal business office or, if none, residence: 1370 Ave. of Americas, 26th Floor, New York, NY 10019
Citizenship:
Gagnon Securities LLC Delaware limited liability company

Gagnon Advisors, LLC Delaware limited liability company

Neil Gagnon USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Gagnon Securities LLC 65,648,200

Gagnon Advisors, LLC 16,071,800

Neil Gagnon 93,301,000
Percent of class:
Gagnon Securities LLC 4.8%

Gagnon Advisors, LLC 1.2%

Neil Gagnon 6.8%

Calculation of percentage of beneficial ownership is based on 1,371,643,240 Ordinary Shares outstanding as of June 30, 2025, based on the Issuer's Form 6-K filed with the Securities and Exchange Commission on August 28, 2025.
Sole power to vote or to direct the vote:
Gagnon Securities LLC 0

Gagnon Advisors, LLC 0

Neil Gagnon 8,408,800
Shared power to vote or to direct the vote:
Gagnon Securities LLC 65,344,200

Gagnon Advisors, LLC 16,071,800

Neil Gagnon 84,357,000
Sole power to dispose or to direct the disposition:
Gagnon Securities LLC 0

Gagnon Advisors, LLC 0

Neil Gagnon 8,408,800
Shared power to dispose or to direct the disposition:
Gagnon Securities LLC 66,983,200

Gagnon Advisors, LLC 16,071,800

Neil Gagnon 84,892,200

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Accounts described above in Item 2 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their respective accounts. To the knowledge of the Reporting Persons, the interest in any such account does not exceed 5% of the class of securities. Except to the extent described herein, the Reporting Person disclaims beneficial ownership of all such securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Gagnon Securities LLC: /s/ Neil Gagnon, Neil Gagnon/Chief Executive Officer (02/12/2026)
- Gagnon Advisors, LLC: /s/ Neil Gagnon, Neil Gagnon/Managing Member (02/12/2026)
- Neil Gagnon: /s/ Neil Gagnon, Neil Gagnon (02/12/2026)